UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2026 (Report No. 2)

Commission File Number: 001-40303

Qtrex Quantum Ltd.

(Translation of registrant’s name into English)

2 Ilan Ramon St.

Ness-Ziona 7403635, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

CONTENTS

On August 19, 2026, Qtrex Quantum Ltd. (the “Company”) issued a press release titled “QTREX's Patent-Pending Technology Achieves First Direct Conversion of 3D-Printed Insulation into Graphene-Like Carbon to Protect Quantum Processors,” a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K (this “Report”).

The first three and the fifth paragraphs and the section titled “Forward-Looking Statement Disclaimer,” of the press release are incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-284308, 333-289324 and 333-296482) and Form S-8 (Registration Nos. 333-297590, 333-259057, 333-277980, 333-285565, 333-290162 and 333-292592), filed  with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release issued by Qtrex Quantum Ltd. on August 19, 2026, titled “QTREX's Patent-Pending Technology Achieves First Direct Conversion of 3D-Printed Insulation into Graphene-Like Carbon to Protect Quantum Processors.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Qtrex Quantum Ltd.

Date: August 19, 2026	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

2